DEAC NV Merger Corp.

2121 Avenue of the Stars, Suite 2300

Los Angeles, California 90067

April 22, 2020

VIA EDGAR

Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DEAC NV Merger Corp.
Registration Statement on Form S-1
Filed April 15, 2020
File No. 333-237693

Dear Ms. Bagley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DEAC NV Merger Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 12:00 p.m. EDT on Thursday, April 23, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Eli Baker
Eli Baker

cc:	Winston & Strawn LLP